

PolyOne Corporation
33587 Walker Road
Avon Lake, OH 44012
phone 440.930.1000
www.polyone.com

August 30, 2006

<u>VIA FACSIMILE</u>

Mr. Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Rohn:

     This letter is to provide you with the information that you requested during our August 17, 2006 phone conversation regarding our August 3, 2006 response to the SEC's July 10, 2006 comment letter regarding our Annual Report on Form 10-K for the year ended December 31, 2005.

     You requested that we explain how we determined that our North American Engineered Materials ("EM") and North American Colors and Additives ("Color") product groups shared similar economic characteristics with the rest of our Performance Plastics segment for the last two years.

     Paragraph 17 of Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information, states that "Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar."

     We have not historically used gross margin, as illustrated by FAS 131, as a margin-related performance metric in the past. The closest margin-related performance metric that we have used is "material margin." We have used the term "product spread" to refer to material margin in our reports filed with the SEC, press releases and earnings conference calls. We define material margin as net sales minus variable material and distribution costs. While material margin as a percentage of sales varies from year to year, average margins for our EM and Color product groups and the Performance Plastics segment for the three-year period ended December 31, 2005 have been in the range of 32.7% to 41.1% as illustrated in the following table 1:

Mr. Ryan Rohn
August 30, 2006
Page 2

[We advise the Staff that table 1 is being provided under separate cover. We have requested confidential treatment of table 1 pursuant to the provisions of 17 C.F.R. § 200.83.]

We also considered future expectations and projections in our evaluation of similar economic characteristics. In the FASB Staff Implementation Guidance for FAS 131, the answer to question 8 states that similarity of economic characteristics should also be evaluated by looking at future prospects.

Return on Invested Capital ("ROIC") is the principal measurement that we use to make long-term strategic decisions and allocate future resources. We define ROIC as operating income divided by net assets employed. We believe that this is the most relevant measurement in this decision-making process because it evaluates the expected return on our underlying investment. As a result, we allocate resources to those areas of our business where the best potential returns lie.

As we discussed in the MD&A section of our 2005 Annual Report on Form 10-K, we expect to continue achieving improved returns in the EM and Color product groups through shipment volume growth, product line upgrades to more specialty materials, manufacturing cost reductions and productivity enhancements. This will, to a significant degree, require us to allocate more resources to these product groups. As a result, future estimates of ROIC for our EM and Color product groups and the Performance Plastics segment are all projected to continue to improve, reaching between 19.6% and 20.8% through 2009 as illustrated in the following table 2:

[We advise the Staff that table 2 is being provided under separate cover. We have requested confidential treatment of table 2 pursuant to the provisions of 17 C.F.R. § 200.83.]

As a result of hiring a new Chief Executive Officer this year, we changed our primary margin-related performance metric beginning in the second quarter of 2006 from material margin to gross margin, the measure that is mentioned in FAS 131. Long-term gross margins are projected to reach between 17.7% and 18.9% through 2009 as illustrated in the following table 3:

[We advise the Staff that table 3 is being provided under separate cover. We have requested confidential treatment of table 3 pursuant to the provisions of 17 C.F.R. § 200.83.]

You also asked us to provide you with the same reports for the past five years, or for as many years that they are available, that we provided to you in connection with our August 3 response. We will provide these reports to you separately on a supplemental basis under Rule 12b-4 of the Securities Exchange Act of 1934. In keeping with this rule, we would appreciate it if you would please return these reports to us when the staff's review has been completed.

Mr. Ryan Rohn
August 30, 2006
Page 3

We trust this information answers your questions, but please don't hesitate to call me at (440) 930-1251 if you have any questions or need more information.

Sincerely,

James R. Bower

James R. Bower
Senior Manager Financial Reporting

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012
Phone 440-930-1251 / Fax 440-930-1446
Email Jim.Bower@PolyOne.com

cc: Wendy C. Shiba, Esq.
David P. Porter, Esq.
Michael J. Solecki, Esq.
W. David Wilson
Michael J. Meier